Exhibit 99.1

Thomson Reuters and KKR Announce Joint Venture for Thomson Reuters Global Print Business

TORONTO and NEW YORK, July 14, 2026 - Thomson Reuters Corporation (TSX/Nasdaq: TRI) today announced that it has signed a definitive agreement to enter into a joint venture with KKR, a leading global investment firm. As part of the transaction, Thomson Reuters will sell a 51% stake in its Global Print business to capital accounts advised by KKR. Thomson Reuters will receive approximately $500 million in gross proceeds at closing and will retain a 49% equity interest in the joint venture. Thomson Reuters will also maintain intellectual property rights and full editorial control over its content portfolio. This new joint venture will hold an exclusive license to distribute the content in print and on ProView, Global Print’s eBook platform.

The Thomson Reuters Global Print business provides legal and tax information in print format and via ProView to customers around the world and provides commercial printing services to a wide range of book publishers.

“Thomson Reuters has built a highly regarded, trusted print platform that has become the gold standard for printed reference materials,” said KKR Partner Brian Dillard, Co-Chief Investment Officer for Global Atlantic. “Building on KKR’s experience with helping global corporations unlock value in their businesses, we see a compelling opportunity both to support the Global Print business as a standalone proposition and to help Thomson Reuters optimize its portfolio of businesses.”

“The Global Print business has a long and respected history of serving legal and tax professionals with trusted printed reference materials,” said Steve Hasker, President and CEO of Thomson Reuters. “We believe this transaction with KKR provides our Global Print business with the focused investment, operational capabilities, and independence to thrive as a standalone business, while ensuring that Thomson Reuters printed content continues to reach the professionals who depend on it. At the same time, it sharpens Thomson Reuters focus on providing innovative fiduciary-grade AI solutions for the legal, tax, audit and compliance industries.”

Closing of the transaction is subject to specified regulatory approvals and customary closing conditions. The transaction is not subject to any financing conditions. As part of the transaction, Thomson Reuters has agreed to provide certain financial support designed to give KKR a minimum return on its equity investment in the joint venture under certain circumstances. Thomson Reuters expects the transaction to close in the fourth quarter of 2026.

Centerview Partners LLC is serving as financial advisor to Thomson Reuters.

About Thomson Reuters Global Print Business

Thomson Reuters Global Print business is a leading provider of information, primarily in print format and via ProView to legal and tax professionals, governments, law schools, and corporations. Global Print also leverages its capabilities through offering commercial printing services to a wide range of book publishers including those in trade, government, associations, faith-based organizations, universities and children’s books. The business serves customers primarily in the United States, Canada and the United Kingdom.

About Thomson Reuters

Thomson Reuters (TSX/Nasdaq: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, audit, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news. For more information, visit thomsonreuters.com.

About KKR

KKR is a leading global investment firm that offers alternative asset management as well as capital markets and insurance solutions. KKR aims to generate attractive investment returns by following a patient and disciplined investment approach, employing world-class people, and supporting growth in its portfolio companies and communities. KKR sponsors investment funds that invest in private equity, credit and real assets and has strategic partners that manage hedge funds. KKR’s insurance subsidiaries offer retirement, life and reinsurance products under the management of Global Atlantic Financial Group. References to KKR’s investments may include the activities of its sponsored funds and insurance subsidiaries. For additional information about KKR & Co. Inc. (NYSE: KKR), please visit KKR’s website at www.kkr.com. For additional information about Global Atlantic Financial Group, please visit Global Atlantic Financial Group’s website at www.globalatlantic.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including Steve Hasker’s remarks, and Thomson Reuters current expectations regarding the timing for closing of the transaction. The words “will”, “expect”, “believe” and similar expressions identify forward-looking statements. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. While Thomson Reuters believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize.

Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations, including the parties’ ability to receive regulatory approvals and satisfy conditions to closing as well as other factors discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Many of these risks, uncertainties and assumptions are beyond Thomson Reuters control and the effects of them can be difficult to predict. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA

KKR

Kenny Juarez

media@kkr.com

Thomson Reuters

Kat Hanley

Corporate Communications

kathryn.hanley@thomsonreuters.com

INVESTORS

Thomson Reuters

Gary E. Bisbee, CFA

Head of Investor Relations

gary.bisbee@thomsonreuters.com